Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of March 31, 2006 on an actual basis and on an as adjusted basis after giving effect to the issuance of $344,115,000 of medium-term notes worldwide under our U.S. MTN Program, as described in the pricing supplements that we filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933, as amended, between March 31, 2006 and May 16, 2006. Except as described above, there has been no material change in our share capital and no material change in the borrowings and indebtedness or contingent liabilities of Eksportfinans since March 31, 2006. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

	As of
	March 31, 2006
	Actual		As adjusted
	NOK	U.S.$	NOK	U.S.$
	(in millions)
	(unaudited)

Commercial debt (including current portion of bond debt)*	51,113.3	7,765.0	51,113.3	7,765.0

Long-term debt (excluding current portions)
Bonds	83,062.9	12,618.7	85,328.0	12,962.9
Subordinated debt	839.2	127.5	839.2	127.5

Total long-term debt*	83,902.1	12,746.2	86,167.2	13,090.4

Capital contribution securities	568.5	86.4	568.5	86.4

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	242.1	1,593.5	242.1
Other equity	821.2	124.7	821.2	124.7
Share premium reserve	162.5	24.7	162.5	24.7
Net income for the period	58.3	8.9	58.3	8.9
Total shareholders’ equity	2,635.5	400.4	2,635.5	400.4

Total capitalization	138,219.4	20,998.0	140,484.5	21,342.2

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.5825 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on March 31, 2006.

RATIOS OF EARNINGS TO FIXED CHARGES
     The following table shows our unaudited historical ratios of earnings to fixed charges for the periods indicated, computed in accordance with Norwegian GAAP and U.S. GAAP.

	Three Months Ended	Year Ended December 31,
	March 30, 2006	2005	2004	2003	2002	2001
Norwegian GAAP(1)	1.08	1.06	1.14	1.19	1.14	1.08
U.S. GAAP(1)(2)	*	1.24	1.60	—	1.37	1.47

(1)	For purposes of the computation of these ratios of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expense and premiums or discounts on long-term debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items.

(2)	Under U.S. GAAP, in 2003 fixed charges exceeded earnings by NOK 2,346 million as a result of a U.S. GAAP loss of NOK 516 million and U.S. GAAP fixed charges of NOK 1,830 million. See note 34 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005. Our U.S. GAAP loss was driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.

*	Not available.